Grupo TMM

                                                                    Exhibit 99.1

GRUPO TMM COMPANY CONTACT:                AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Chief Financial Officer   Kristine Walczak (general investors,
(jacinto.marina@tmm.com.mx)               analysts and media)
011-525-55-629-8790                       (kwalczak@dresnerco.com)
                                          312-726-3600

Brad Skinner, Senior Vice President       AT PROA STRUCTURA:
Investor Relations                        Marco Provencio
011-525-55-629-8725                       011-525-55-629-8758
(brad.skinner@tmm.com.mx)                 (mp@proa.structura.com.mx)

             GRUPO TMM, S.A. INITIATES DISCUSSIONS WITH BONDHOLDERS

(Mexico City, May 29, 2003) - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A), a Latin American multi-modal transportation and logistics company, announced today that it has initiated discussions with holders of its outstanding 9 1/2 percent Notes due 2003 and 10 1/4 percent Notes due 2006 (the Notes) and their representatives (the Bondholders) in order to encourage the formation by the Bondholders of an informal committee to engage the company in negotiations over the terms of a consensual restructuring of the Notes.

Grupo TMM believes that it is in the interest of all of the company's constituencies to allow for such a negotiation process to take place as expeditiously as possible, and that the commencement or continuation of litigation alternatives would be to the detriment of all of the company's constituencies.

Bondholders wishing to participate in this process should contact Martin Lewis at Miller Buckfire Lewis (MBL) at 212-895-1805. Grupo TMM has retained restructuring advisors, including MBL as financial advisors, the international law firm of Milbank Tweed Hadley & McCloy, and new Mexican counsel.

Grupo TMM is exploring a number of alternatives regarding its liquidity, but not solvency, issues, and it intends to schedule a meeting with an informal committee of the Bondholders as soon as practicable to discuss a process to engage in negotiations over the terms of a restructuring.

Kansas City Southern (KCS) (NYSE: KSU) announced yesterday that it remains firmly committed to proceeding with the NAFTA Rail transaction. Grupo TMM and KCS are continuing to seek the required approvals for the transaction.

Grupo TMM continues to believe that it will be able to satisfy its obligations to the Bondholders in full.

                                     -more-

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Grupo TMM
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Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Grupo TMM's web site address is www.grupotmm.com and TFM's web site is www.tfm.com.mx.

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Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section
21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements:
global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and asset sale programs; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and the ability of the Company to repay, restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.
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